POWER OF ATTORNEY

The undersigned, Joseph Walsh, being an officer and director of Dex Media, Inc. (the "Company"), hereby appoints each of Liuba Baban and Raymond R. Ferrell, as his agent and attorney-in-fact to prepare and execute, on his behalf, all reports required, in the judgment of Liuba Baban or Raymond R. Ferrell, to be filed with the Securities and Exchange Commission involving his transactions in the securities of the Company, including, without limitation, the filing of all his required Form 3, Form 4 and Form 5 reports.

This Power of Attorney shall extend until revoked in writing by the undersigned or until the undersigned is no longer subject to the requirements of Section 16 of the Securities Exchange Act due to termination of his role as an officer of the Company.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of October 14, 2014.

/s/ Joseph Walsh

Joseph Walsh